# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Empery Digital Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, Texas (TX), 78665
Date of event which requires filing of this statement: 02/03/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001920194
Persons authorized to receive notices and communications: Tice Brown, PO Box 20907, New York, New York (NY), 10009, (917) 232-9377

## Reporting persons
- Brown, Tice (CIK 0001920194): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 3,276,997; shared voting power 0; sole dispositive power 3,276,997; shared dispositive power 0; aggregate amount beneficially owned 3,276,997 (9% of the class)
  Comment: The aggregate beneficial ownership includes 600,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1). The percentage of class is calculated based on 36,507,997 shares of Common Stock outstanding as of February 2, 2026, as reported by the Issuer in a Press Release dated February 2, 2026.
- Woodmont Investing LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,741,997; shared voting power 0; sole dispositive power 2,741,997; shared dispositive power 0; aggregate amount beneficially owned 2,741,997 (7.5% of the class)
  Comment: The aggregate beneficial ownership includes 600,000 shares underlying stock options that are exercisable within 60 days pursuant to Rule 13d-3(d)(1). The percentage of class is calculated based on 36,507,997 shares of Common Stock outstanding as of February 2, 2026, as reported by the Issuer in a Press Release dated February 2, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: Empery Digital Inc.
Address of issuer's principal executive offices: 3121 Eagles Nest, Suite 120, Round Rock, Texas (TX), 78665

## Item 2. Identity and Background
Name of person filing: This report is filed by Woodmont Investing LLC and Tice P. Brown with respect to the shares of common stock, $0.00001 par value per share (the "Shares"), of the Issuer that are (i) directly beneficially owned by Woodmont Investing LLC and indirectly beneficially owned by the other reporting and filing person, Tice P. Brown, and (ii) directly beneficially owned by Tice P. Brown individually or through his Roth IRA.
Residence or business address:
The principal business address of each of the Reporting Persons is PO Box 20907
New York, NY 10009.
Present principal occupation or employment: The principal business of Woodmont Investing LLC is investing in securities. The principal business of Tice Brown is managing a portfolio of public and private investments focused on real estate and small operating businesses across the South and Midwest, and serving as Managing Member of Woodmont Investing LLC.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Woodmont Investing LLC is organized under the laws of the State of Delaware. Tice Brown is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities of the Issuer purchased by Woodmont Investing LLC were purchased with working capital. The aggregate purchase price of the 2,741,997 Shares owned directly by Woodmont Investing LLC is approximately $ 14,156,752.32 including brokerage commissions. Tice Brown acquired all of his securities of the Issuer through open market transactions using his personal assets, and the aggregate purchase price of the Shares owned directly by Tice Brown, or through his Roth IRA, is $ 3,544,162.83.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons initially acquired the Shares for investment purposes and filed a Schedule 13G on January 23, 2026, based on a passive investment intent and an expectation that the market price of the Issuer's securities would converge with its underlying net asset value.

The Reporting Persons review their investments, including their investment in the Issuer, on an ongoing basis, and now believe that the Issuer requires a change in leadership to strengthen execution, refine its strategic direction, and improve long term performance. On February 3, 2026, the Reporting Persons delivered a letter to the Issuer's Board of Directors (the "Board"), attached hereto as Exhibit 99.2 (the "Board Letter"), outlining their view that the Board should (i) reconstitute its Board of Directors, (ii) appoint a new Chief Executive Officer, and (iii) undertake the immediate sale of all bitcoin owned by the Issuer and distribute the proceeds to shareholders without delay.

The Reporting Persons acquired their position as part of a broader investment strategy that considers the strength of an issuer's long term strategy, leadership and governance quality, financial performance, valuation, and financially material sustainability factors. Consistent with this approach, the Reporting Persons intend to seek constructive dialogue with the Board and management regarding leadership succession, as well as other potential opportunities to enhance shareholder value. The Reporting Persons may also communicate with shareholders or other third parties regarding these matters and may exchange information with potential management candidates or other stakeholders pursuant to appropriate confidentiality arrangements.

Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer's financial position, investment strategy, and reaction to the Board Letter, the price levels of the securities, conditions in the securities markets, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional securities, selling some or all of their securities, engaging in short sales or any hedging or similar transactions with respect to their securities, or changing their intention with respect to any and all matters referred to in Item 4. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) consider or propose one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by the Reporting Persons is based upon 36,507,997 Shares outstanding as of February 2, 2026, which is the difference obtained by subtracting (i) 870,240 pre-funded warrants reported as potentially exercisable in the press release attached as Exhibit 99.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 2, 2026 (the "Press Release"), from (ii) the 37,378,237 Shares outstanding as of December 5, 2025, as disclosed in the Press Release.

2,741,997 of the 3,276,997 shares of Common Stock reported are held in Woodmont Investing LLC, a single member LLC wholly owned by Tice P. Brown, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

320,000 of the 3,276,997 shares of Common Stock reported are held in Tice P. Brown's Roth IRA, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

215,000 of the 3,276,997 shares of Common Stock reported are owned by Tice P. Brown directly.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
2,741,997 of the 3,276,997 shares of Common Stock reported are held in Woodmont Investing LLC, a single member LLC wholly owned by Tice P. Brown, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

320,000 of the 3,276,997 shares of Common Stock reported are held in Tice P. Brown's Roth IRA, over which shares of Common Stock Tice P. Brown has the sole voting and dispositive power.

215,000 of the 3,276,997 shares of Common Stock reported are owned by Tice P. Brown directly.
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons during the past sixty days are set forth in Exhibit 99.3 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise indicated.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On February 3, 2026, the Reporting Persons entered into a Joint Filing Agreement under which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Joint Filing Agreement, dated February 3, 2026.
99.2 - Letter to the Board of Directors, dated February 3, 2026.
99.3 - Transactions in the Securities of the Issuer.

## Signatures
- Brown, Tice: /s/ Tice P. Brown, Tice P. Brown (02/03/2026)
- Woodmont Investing LLC: /s/ Tice P. Brown, Tice P. Brown / Managing Member (02/03/2026)